Exhibit 99.1

Neptune Wellness Solutions Inc. Announces Board of Directors Update

LAVAL, QC, May 17, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced that Richard Schottenfeld has resigned as a director of the Company for personal considerations, effective May 17, 2021.

John Moretz, Chairman of the Neptune Board, commented, "Rick has been an invaluable resource to the Company during his tenure. On behalf of the entire Board, I would like to thank Rick for his contributions and service and wish him continued success in the future."

The Company is committed to aligning itself with the best practices of consumer packaged goods companies across multiple industries including Cannabis, Nutraceuticals, Beauty and Personal Care, and Organic Food and Beverages.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Sprout Food, Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: www.neptunecorp.com

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Valter Pinto, KCSA Strategic Communications, valter@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 21:34e 17-MAY-21